UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 000-29309

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:        October 1, 2005

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

MatrixOne, Inc.

Full Name of Registrant

Former Name if Applicable

210 Littleton Road

Address of principal executive office (Street and Number)

Westford, MA 01886

City, State and Zip Code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company filed its Form 10-Q for the quarter ended April 2, 2005 on November 8, 2005 and the Annual Report on Form 10-K for the Fiscal Year ended July 2, 2005 on November 9, 2005. As a result of the efforts required to make those filings, and despite diligent efforts by the Company to complete the Quarterly Report on Form 10-Q for the period ended October 1, 2005, the Company is unable to file the Form 10-Q for such period without unreasonable effort or expense. The Registrant currently expects to file its Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2005 on or before November 15, 2005.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Gary Hall, Chief Financial Officer	(978)	589-4000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒     Yes         ☐     No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒     Yes         ☐     No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters more fully discussed in Part III above, the Company cannot provide a reasonable estimate of the amount of any changes pending finalization of the financial statements of the Company for the fiscal quarter ended October 1, 2005.

MatrixOne, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 10, 2005	By:	/S/ MARK F. O’CONNELL
Mark F. O’Connell President and Chief Executive Officer